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                               November 7, 2023

       Liliia Havrykh
       Chief Executive Officer
       IMA Tech Inc.
       34 N Franklin Ave 687
       Pinedale, WY 82941

                                                        Re: IMA Tech Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 27,
2023
                                                            File No. 333-273283

       Dear Liliia Havrykh:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2023 letter.

       Form S-1/A filed October 27, 2023

       Our Company, page 9

   1. We note your response to prior comment 1. Please provide a more complete discussion regarding the
development of your codebase, including whether you entered into any material agreements
with external developers and the terms of those agreements, quantify the costs for the
periods presented, and file the agreements as exhibits, or tell us why it is not required. In
addition, to the extent true, clarify that the company has limited control over the open-source
software used and provide corresponding risk factor disclosure as appropriate.
 Liliia Havrykh
FirstName  LastNameLiliia Havrykh
IMA Tech Inc.
Comapany 7,
November   NameIMA
              2023    Tech Inc.
November
Page  2    7, 2023 Page 2
FirstName LastName
       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Robert Zepfel